Ad hoc release

Ad-hoc Release pursuant to Art. 17 MAR

Biofrontera announces preliminary sales figures for the full year 2019, record sales in the 4th quarter

Leverkusen, Germany, 10 January 2020 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today announced its results for the first nine months ended September 30, 2019. At the same time, the guidance for fiscal 2019 has been adjusted.

The preliminary, unaudited turnover of the Biofrontera Group for the period 1 January to 31 December 2019 was between 31.1 and 31.4 million euros, slightly above the last guidance. This corresponds to a sales growth of almost 50% compared to the previous year, with pure product sales increasing by approximately 46%.

Preliminary revenues from product sales in the USA are expected to be around EUR 23.3 million, compared to EUR 14.9 million in the same period of 2018 (ca. +57%). In Germany, revenues from product sales will amount to approx. EUR 4.6 million, compared with EUR 3.3 million for the full year 2018 (ca. +40%). Revenues for Europe excluding Germany were roughly on par with the previous year, with rising revenues in Spain and the United Kingdom offsetting lower revenues with license partners.

Sales in the fourth quarter amounted to approximately EUR 12.2 million, compared to EUR 6.6 million in the previous year. Biofrontera thus achieved the highest quarterly sales in its corporate history. Decisive for the strong growth was again the steadily growing US business, as well as the sales increases in Germany and Spain. The latter were mainly due to the European approval for Ameluz® in combination with daylight PDT. Due to a price increase of about 6% for Ameluz® in the USA effective January 1, 2020, the product was in some practices stocked up in December 2019, also contributing to the strong sales growth in the last quarter.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com